September 2, 2008

Via EDGAR and Overnight Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	College Tonight, Inc. — Form 10-KSB/A
File No. 0-26599

Attention: Terry French, Accountant Branch Chief

Dear Mr. French:

On behalf of College Tonight, Inc. (the “Company”), we offer the following responses to the comments included in your letter dated August 19, 2008.  Our responses are numbered to correspond to the comment numbers in your letter, and we have included each of your comments below followed by our response.

The Company is filing with EDGAR an amended Annual Report on Form 10-KSB/A in light of your comments.  A copy of the Company’s Amendment No. 3 on Form 10-KSB/A is enclosed for your convenience.

1.     We note that you deleted in its entirety prior disclosures which were included under Item 8(A) of the 2007 Form 10-KSB.  Please include in the amended filing the required disclosures with respect to the “Disclosure Control and Procedures” as required by Item 307 of Regulation S-K.

Response:  The Company acknowledges that it inadvertently omitted the “Disclosure Control and Procedures” disclosure and, as provided in the Company’s Amendment No. 3 on Form 10-KSB/A, has re-inserted the appropriate disclosures.

2.     In our letter dated July 17, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  Otherwise, please further amend the Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Response:  As stated in Item 8(A)T of the Company’s Amendment No. 2 on Form 10-KSB/A, the Company “conducted an evaluation of the effectiveness of our internal controls over financial reporting… [and] management concluded that our internal control over financial reporting was effective as of December 31, 2007.”  Consequently, it is the Company’s opinion that it is inaccurate to conclude that the Company failed to provide its report on internal control over financial reporting for fiscal year 2007.  In light of your comment, however, we have amended and restated Item 8(A)T to highlight that management provided its report on internal control over financial reporting.

Very truly yours,

/s/ Stephen A. Salvo
Stephen A. Salvo

cc: Aaron Samel, College Tonight, Inc.

enclosure